UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of September 2026
Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F ☒ Form 40-F ☐
CADELER A/S: REPORTING ON TRANSACTIONS IN CADELER A/S SHARES BY PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED
WITH THEM
Copenhagen, September 22, 2026: Cadeler A/S (“Cadeler”) has received notification pursuant to article 19 of the Market Abuse Regulation (EU) no. 596/2014 of the below transactions related to shares in Cadeler A/S made by persons discharging managerial responsibilities in Cadeler A/S and/or persons closely associated with them.
Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer,
respectively, have made the transactions described in the attached notifications on the dates set out therein.
Please see the attached files for further details.
For further information, please contact:
Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com
Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
Alexander.simmonds@cadeler.com
About Cadeler:
Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-
scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).
For more information, please visit www.cadeler.com.
Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Mikkel Gleerup
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction
Delivery of the shares underlying 104,401 vested Restricted Share
Units (RSUs) granted under Cadeler’s 2024 RSU Program each
representing the right to receive one (1) new Cadeler share of nominally DKK 1.00

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 0	104,401

d)	Aggregated information Aggregated volume Price	Average price per share: NOK 0 Total number of shares: 104,401 shares Total price: NOK 0
e)	Date of the transaction	21 September 2026
f)	Place of the transaction	Outside a trading venue
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Restricted Share Units ISIN DK0061412772
b)	Nature of the transaction	Cash settlement of 18,424 RSUs each representing the right to receive one (1) new Cadeler share of nominally DKK 1.00
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 58.4192	18,424
d)	Aggregated information Aggregated volume Price	Average price per RSU: NOK 58.4192 Total number of RSUs: 18,424 Total price: NOK 1,076,315.34
e)	Date of the transaction	21 September 2026
f)	Place of the transaction	Outside a trading venue
Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	Peter Brogaard Hansen
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction
Delivery of the shares underlying 59,658 vested Restricted Share
Units (RSUs) granted under Cadeler’s 2024 RSU Program each
representing the right to receive one (1) new Cadeler share of nominally DKK 1.00

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 0	59,658

d)	Aggregated information Aggregated volume Price	Average price per share: NOK 0 Total number of shares: 59,658 shares Total price: NOK 0
e)	Date of the transaction	21 September 2026
f)	Place of the transaction	Outside a trading venue
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Restricted Share Units ISIN DK0061412772
b)	Nature of the transaction	Cash settlement of 10,528 RSUs each representing the right to receive one (1) new Cadeler share of nominally DKK 1.00
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 58.4192	10,528
d)	Aggregated information Aggregated volume Price	Average price per RSU: NOK 58.4192 Total number of RSUs: 10,528 Total price: NOK 615,037.34
e)	Date of the transaction	21 September 2026
f)	Place of the transaction	Outside a trading venue
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 22, 2026CADELER A/S
(Registrant)
By:  /s/ Mikkel Gleerup
Name: Mikkel Gleerup
Title:Chief Executive Officer